September 30, 2025

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

       Re: RREEF Property Trust, Inc.
           10-K for the fiscal year ended December 31, 2024
           File No. 000-55598
Dear Eric M. Russell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction